Exhibit 99.1

NEWS RELEASE
INTEROIL ANNOUNCES DIVESTMENT OF INTERESTS
IN PETROLEUM RETENTION LICENSES 4 &5
     JUNE 18, 2008 — InterOil Corporation (TSX:IOL) (AMEX:IOC) (POMSoX:IOC) announced today that it has agreed to divest its working interests in Petroleum Retention Licenses (PRL’s) 4 and 5 to Horizon Oil Limited for US$ 6.5 million. The divestment remains subject to PNG government approval and, in the case of the working interest in PRL 5, certain pre-emptive rights.
     “We are selling our interests in PRL’s 4 and 5 in order to focus our resources and efforts on appraisal and development activities in the Elk/Antelope field,” stated Mr. Phil Mulacek, Chief Executive Officer of InterOil. “InterOil will however, retain a right of first refusal to purchase hydrocarbon condensates that may be produced in these licenses and so will remain closely interested in them. Any condensates would of course be used as feedstock for our refinery.”
COMPANY DESCRIPTION
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in PNG LNG Inc., a joint venture with Merrill Lynch Commodities and Pacific LNG established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.
InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollar and on the American Stock Exchange under the symbol IOC in US dollars.
FOR INVESTOR RELATIONS ENQUIRIES:
Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Cairns Qld, Australia
Phone: +61 7 4046 4600
InterOil News Release

Cautionary Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.
We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
InterOil News Release